UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LexinFintech Holdings Ltd.

(Name of Issuer)

Ordinary Shares par value of $0.0001 per share

(Title of Class of Securities)

528877 103**

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 528877 103 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “LX.” Each ADS represents two Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 528877 103	SCHEDULE 13G

1.	Names of Reporting Persons Matrix Partners China III, L.P.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 15,795,077 (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 15,795,077 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,795,077 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 4.4% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)

This statement on Schedule 13G is filed by Matrix Partners China III Hong Kong Limited (“Matrix HK III”), Matrix Partners China III, L.P. (“Matrix China III”), Matrix Partners China III-A, L.P. (“Matrix China III-A”), Matrix China Management III, L.P. (“Matrix Management III”), Matrix China III GP GP, Ltd. (“Matrix III GP”) and Yibo Shao (“Shao,” collectively, with Matrix HK III, Matrix China III, Matrix China III-A, Matrix Management III and Matrix III GP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Consists of 11,241,077 Class A ordinary shares and 2,277,000 ADSs held indirectly by Matrix China III (through Matrix HK III). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 359,417,329 Class A ordinary shares outstanding as of December 31, 2019, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 528877 103	SCHEDULE 13G

1.	Names of Reporting Persons Matrix Partners China III-A, L.P.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 1,755,009 (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 1,755,009 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,755,009 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 0.5% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 1,249,009 Class A ordinary shares and 253,000 ADSs held indirectly by Matrix China III-A (through Matrix HK III). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 359,417,329 Class A ordinary shares outstanding as of December 31, 2019, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 528877 103	SCHEDULE 13G

1.	Names of Reporting Persons Matrix China Management III, L.P.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,550,086 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,550,086 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,550,086 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 4.9% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 11,241,077 Class A ordinary shares and 2,277,000 ADSs held indirectly by Matrix China III and 1,249,009 Class A ordinary shares and 253,000 ADSs held indirectly by Matrix China III-A (in each case through Matrix HK III). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 359,417,329 Class A ordinary shares outstanding as of December 31, 2019, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 528877 103	SCHEDULE 13G

1.	Names of Reporting Persons Matrix China III GP GP, Ltd.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,550,086 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,550,086 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,550,086 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 4.9% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 11,241,077 Class A ordinary shares and 2,277,000 ADSs held indirectly by Matrix China III and 1,249,009 Class A ordinary shares and 253,000 ADSs held indirectly by Matrix China III-A (in each case through Matrix HK III). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 359,417,329 Class A ordinary shares outstanding as of December 31, 2019, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 528877 103	SCHEDULE 13G

1.	Names of Reporting Persons Yibo Shao
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,550,086 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,550,086 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,550,086 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 4.9% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 11,241,077 Class A ordinary shares and 2,277,000 ADSs held indirectly by Matrix China III and 1,249,009 Class A ordinary shares and 253,000 ADSs held indirectly by Matrix China III-A (in each case through Matrix HK III). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 359,417,329 Class A ordinary shares outstanding as of December 31, 2019, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 528877 103	SCHEDULE 13G

1.	Names of Reporting Persons Matrix Partners China III Hong Kong Limited
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,550,086 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,550,086 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,550,086 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 4.9% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 11,241,077 Class A ordinary shares and 2,277,000 ADSs held indirectly by Matrix China III and 1,249,009 Class A ordinary shares and 253,000 ADSs held indirectly by Matrix China III-A (in each case through Matrix HK III). Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 359,417,329 Class A ordinary shares outstanding as of December 31, 2019, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 528877 103	SCHEDULE 13G

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13G initially filed with the United States Securities and Exchange Commission on February 14, 2018 (the “Original Schedule 13G”) by the Reporting Persons. The “Reporting Persons” are, collectively, Matrix Partners China III, L.P. (“Matrix China III”), Matrix Partners China III-A, L.P. (“Matrix China III-A”), Matrix China Management III, L.P. (“Matrix Management III”), Matrix China III GP GP, Ltd. (“Matrix III GP”), Matrix Partners China III Hong Kong Limited (“Matrix HK III”) and Yibo Shao (“Shao”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13G.

Item 4. Ownership

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2019:

(a) Amount beneficially owned:

See Row 9 and the corresponding footnotes on the cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 and the corresponding footnotes on the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 and the corresponding footnotes on the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 and the corresponding footnotes on the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 and the corresponding footnotes on the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 and the corresponding footnotes on the cover page for each Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☒

CUSIP No. 528877 103	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020

MATRIX PARTNERS CHINA III HONG KONG LIMITED

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX PARTNERS CHINA III, L.P.

By: Matrix China Management III, L.P.
By: Matrix China III GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX PARTNERS CHINA III-A, L.P.

By: Matrix China Management III, L.P.
By: Matrix China III GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX CHINA MANAGEMENT III, L.P.

By: Matrix China III GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX CHINA III GP GP, LTD.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

/s/ Yibo Shao YIBO SHAO